SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

165167 10 7

(CUSIP Number)

Shannon Self, Esquire

Commercial Law Group, P.C.

2725 Oklahoma Tower

210 Park Avenue

Oklahoma City, Oklahoma 73102

(405) 232-3001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Tom L. Ward
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	USA
Number of Shares (7) Sole Voting Power		22,736,145
Beneficially Owned (8) Shared Voting Power		1,671,124
By Each Reporting (9) Sole Disposition		22,736,145
Person With: (10) Shared Dispositive Power		1,671,124
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	24,407,269
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	6.39%
(14)	Type of Reporting Person (See Instructions)	IN

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CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	TLW Investments Inc. 73-1215253
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Oklahoma
Number of Shares (7) Sole Voting Power		0
Beneficially Owned (8) Shared Voting Power		1,671,124
By Each Reporting (9) Sole Disposition		0
Person With: (10) Shared Dispositive Power		1,671,124
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,671,124
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.45%
(14)	Type of Reporting Person (See Instructions)	CO

Page 3 of 11 Pages

CUSIP NO. 16517 10 7

Preliminary Statement

This Schedule 13D is filed by the group consisting of Tom L. Ward (“Ward”) and TLW Investments Inc. ("TLW"). Mr. Ward and TLW are referred to herein as the "Reporting Persons." The Reporting Persons have previously reported their beneficial ownership of Chesapeake Energy Corporation stock through the following Schedule 13D filings: (a) the Schedule 13D dated February 4, 1993; (b) Amendment No. 1 to Schedule 13D filed on March 10, 1997; (c) Amendment No. 2 to Schedule 13D filed on December 17, 1999; and (d) Amendment No. 3 to Schedule 13D filed on June 18, 2003, (collectively, the “Prior Schedule 13D”). The Prior Schedule 13D was filed by the Reporting Persons jointly with Aubrey K. McClendon and an affiliate of Mr. McClendon (the “McClendon Group”). Contemporaneously with this filing, the Reporting Persons and the McClendon Group are filing Amendment No. 4 to the Prior Schedule 13D for the purpose of disclaiming membership in a group. This Schedule 13D updates the disclosures in the Prior Schedule 13D with respect to the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Chesapeake Energy Corporation, an Oklahoma corporation (the "Company") having its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2. Identity and Background.

(a)-(c)

Tom L. Ward

Mr. Ward manages various business investments, including oil and gas interests held by Mr. Ward and TLW Investments Inc. For the six month period after his resignation as President and Chief Operating Officer and as a director of the Company on February 10, 2006, Mr. Ward has agreed to provide limited consulting services to the Company. His business address is P.O. Box 54525, Oklahoma City, Oklahoma, 73154.

TLW Investments Inc.

TLW Investments Inc. is an Oklahoma corporation having a current business address of P.O. Box 54525, Oklahoma City, Oklahoma, 73154. Mr. Ward is the sole shareholder, director, and president of TLW. TLW is principally engaged in the ownership of working interests in oil and gas wells and leases.

(d)	During the past five (5) years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five (5) years, no Reporting Person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which a

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CUSIP NO. 16517 10 7

Reporting Person is, or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ward is a citizen of the United States. TLW Investments Inc. is a domestic corporation under the laws of the State of Oklahoma.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired more than 5% of the outstanding Common Stock of the Company upon the formation and capitalization of the Company effective January 1, 1992. As the primary consideration for such shares, the Reporting Persons conveyed to the Company certain oil and gas properties, stock of various corporations which became wholly-owned subsidiaries of the Company, other real property and personal property. Subsequent to the formation of the Company, the Reporting Persons acquired shares of Common Stock through open market transactions, issuances under Company plans (including the Company’s employee retirement and stock incentive benefit plans), purchases in public offerings by the Company and the conversion of Company cumulative convertible preferred stock (“Preferred Stock”) into Common Stock. Each acquisition or disposition of Common Stock was reported on Form 4 or 5 in accordance with the rules promulgated by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934. Mr. Ward used his personal funds for cash purchases of Common Stock and Preferred Stock and TLW has used its working capital for cash purchases of Common Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock and Preferred Stock for investment purposes. Mr. Ward expects to evaluate on an ongoing basis the market price of the Common Stock and Preferred Stock, conditions in the securities and commodities markets generally and industry trends, as well as personal investment considerations such as issuer diversification and concentration. Accordingly, depending on the foregoing factors, the Reporting Persons may change their plans and intentions at any time, as they deem appropriate. In the future the Reporting Persons may purchase additional shares of Common Stock or Preferred Stock, but may also dispose of any or all of the Common Stock or Preferred Stock in any manner permitted by applicable securities laws. As a part of Mr. Ward’s continuing assessment of the Reporting Persons’ investment in the Company, he may communicate with, among others, the Company’s management, Board of Directors, and other Company shareholders. In addition, each of the Reporting Persons reserves the right to exercise any and all of the Reporting Person’s rights as a shareholder of the Company in a manner consistent with the Reporting Person’s interest. Except as otherwise disclosed in this Item 4, neither of the Reporting Persons has any present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 16517 10 7

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 373,481,594 shares of Common Stock outstanding on February 10, 2006.

(a) The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by each Reporting Person:

Person	Amount	Percent
Tom L. Ward	22,736,145 (1)(2)	5.95%
TLW Investments	1,671,124 (2)	0.45%
____________________

(1) This amount includes (i) 48,226 shares held on behalf of Mr. Ward in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan as of December 31, 2005, the latest date such information is available; (ii) 7,815,808 shares which Mr. Ward has the right to acquire pursuant to stock options granted by the Company; (iii) 905,365 shares which Mr. Ward has the right to acquire upon conversion of Preferred Stock; and (iv) 21,435 shares held by Mr. Ward in custodial accounts for the benefit of Mr. Ward's children.

(2) This amount includes 1,671,124 shares owned of record by TLW, of which Mr. Ward is the sole shareholder, director, and Chief Executive Officer. TLW and Mr. Ward share voting and dispositive power over such shares.

(b) The following table sets forth the number of shares of Common Stock of the Company for which each Reporting Person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Tom L. Ward	22,736,145 (1)	1,671,124 (2)
TLW Investments	0	1,671,124 (2)
______________________

(1) See footnote (1) under paragraph (a) of this Item 5.

(2) See footnote (2) under paragraph (a) of this Item 5.

(c)	During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Common Stock by the Reporting Persons:

Page 6 of 11 Pages

CUSIP NO. 16517 10 7

From December 15, 2005 through January 25, 2006, Mr. Ward purchased shares of Common Stock on the open market as follows:

Date	Shares	Price per Share
12/19/05	2,700	$32.49
12/19/05	2,800	$32.50
12/19/05	1,200	$32.52
12/19/05	43,400	$32.55
12/20/05	2,700	$32.13
12/20/05	17,100	$32.14
12/20/05	200	$32.15
12/20/05	200	$32.16
12/20/05	600	$32.17
12/20/05	11,000	$32.18
12/20/05	18,200	$32.19
12/21/05	4,800	$32.76
12/21/05	200	$32.78
12/21/05	5,600	$32.83
12/21/05	9,800	$32.84
12/21/05	4,600	$32.85
12/21/05	6,300	$32.94
12/21/05	3,600	$32.95
12/21/05	1,200	$32.96
12/21/05	13,700	$32.97
12/21/05	27,900	$32.98
12/21/05	12,100	$32.99
12/21/05	10,100	$33.00
12/21/05	10,000	$33.01
12/21/05	2,300	$33.02
12/21/05	1,400	$33.03
12/21/05	5,000	$33.04
12/21/05	31,400	$33.05
12/27/05	2,000	$30.80
12/27/05	8,000	$30.82
12/27/05	5,400	$30.83
12/27/05	9,600	$30.84
1/25/06	5,000	$32.35
1/25/06	800	$32.38
1/25/06	6,400	$32.40
1/25/06	600	$32.42

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CUSIP NO. 16517 10 7

1/25/06	3,000	$32.43
1/25/06	21,400	$32.44
1/25/06	12,800	$32.45

On December 13, 2005, Mr. Ward purchased 750,000 shares of Common Stock in a public offering by the Company at $31.46 per share. Mr. Ward entered into a 90-day lockup agreement with the underwriters of the offering with respect to sales or other dispositions of shares of Common Stock owned or subsequently acquired by him, other than Common Stock purchased in open market transactions by Mr. Ward.

On January 3 and 15, 2006, Mr. Ward became vested in 87,500 and 62,500 shares of Common Stock, respectively, pursuant to the terms of previous awards of restricted stock made to him while he was employed by the Company. In connection with Mr. Ward’s resignation as an officer, employee and director of the Company on February 10, 2006, the vesting of all of Mr. Ward’s unvested stock options and restricted stock as of that date was accelerated pursuant to a resignation agreement between Mr. Ward and the Company. As a result, options to purchase 724,615 shares of Common Stock and 1,291,875 shares of restricted Common Stock became immediately vested.

(d)	See Item 6, below.

(e)	Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

When Mr. Ward was an officer of the Company, he was eligible to participate in the Company's 1992 Incentive Stock Option Plan, 1992 Nonstatutory Stock Option Plan, as amended, 1994 Stock Option Plan, 1996 Stock Option Plan, 1999 Stock Option Plan, 2000 Executive Officer Stock Option Plan, 2000 Employee Stock Option Plan, 2001 Executive Officer Stock Option Plan, 2001 Stock Option Plan, 2001 Nonqualified Stock Option Plan, 2002 Stock Option Plan, 2002 Nonqualified Stock Option Plan, 2003 Stock Incentive Plan and 401(k) Make-Up Plan. Such eligibility for future participation was terminated effective with his resignation on February 10, 2006.

Mr. Ward maintains credit arrangements with RBC Dain Rauscher, pursuant to agreements dated September 16 and 19, 2005, with Lehman Brothers pursuant to agreements dated September 13 and December 8, 2005, with Morgan Stanley pursuant to an agreement dated February 1, 2005 and with Goldman, Sachs & Co. pursuant to an agreement dated July 11,

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CUSIP NO. 16517 10 7

2002. As of February 10, 2006, Mr. Ward and TLW have pledged 4.13 million shares of Common Stock as collateral for the credit arrangement with RBC. As of February 10, 2006, Mr. Ward had 1.06 million shares of Common Stock pledged as collateral for the credit arrangement with Lehman Brothers, 270,032 shares of Common Stock pledged as collateral for the credit arrangement with Morgan Stanley and 6.5 million shares of Common Stock pledged as collateral for the credit arrangement with Goldman. The agreements contain standard default and remedial provisions.

Mr. Ward has pledged 2.01 million shares of Common Stock, 50,000 shares of the Company’s 5.00% (2003) Preferred Stock (which is convertible at any time by Mr. Ward into 304,810 shares of Common Stock), and 10,000 shares of 4.125% Preferred Stock (which is convertible under certain conditions by Mr. Ward into 600,555 shares of Common Stock) as security for the performance of financial obligations Mr. Ward may have from time to time pursuant to energy trading transactions with a large Oklahoma-based private oil company . As a result, the shares may be subject to transfer if there is a default in the obligations secured by the parties’ oral pledge agreement.

Item 7. Materials to be Filed as Exhibits.

1.	The Company's 1992 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-4, No. 33-93718.

2.

The Company's 1992 Nonstatutory Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

3.	The Company's 1994 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

4.	The Company's 1996 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 1996 annual meeting of shareholders filed November 6, 1996 .

5.	The Company’s 1999 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.5 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 1999.

6.	The Company’s 2000 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.1.6 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000.

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CUSIP NO. 16517 10 7

7.	The Company’s 2000 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.7 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000.

8.	The Company’s 2001 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company’s definitive proxy statement for its 2001 annual meeting of shareholders filed April 30, 2001.

9.	The Company’s 2001 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.9 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001.

10.	The Company’s 2001 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.10 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001.

11.	The Company’s 2002 Stock Option Plan is incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2002 annual meeting of shareholders filed April 29, 2002.

12.	The Company’s 2002 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.11 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2002.

13.	The Company’s 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2003 annual meeting of shareholders filed April 17, 2003.

14.	The Company’s 401(k) Make-Up Plan - 2005 is incorporated herein by reference to Exhibit 10.1.15.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2004.

15.	Lockup Agreement dated December 8, 2005 between Tom L. Ward and the Underwriters listed therein.

16.

Resignation Agreement dated February 10, 2006 between Tom L. Ward and Chesapeake Energy Corporation is incorporated herein by reference to Exhibit 10.2.8 to the Company’s current report on Form 8-K dated February 15, 2006.

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CUSIP NO. 16517 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 22, 2006.

/s/ Tom L. Ward
TOM L. WARD, an individual

TLW INVESTMENTS, INC., an Oklahoma corporation
By:	/s/ Tom L. Ward
TOM L. WARD, President

Page 11 of 11 Pages

INDEX TO EXHIBITS

Exhibit No.	Description	Method of Filing
99.1	The Company's 1992 Incentive Stock Option Plan, as amended	Incorporated herein by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-4, No. 33-93718, filed June 23, 1995
99.2	The Company's 1992 Nonstatutory Stock Option Plan, as amended	Incorporated herein by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q filed February 14, 1997
99.3	The Company's 1994 Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q filed February 14, 1997
99.4	The Company's 1996 Stock Option Plan	Incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 1996 annual meeting of shareholders filed November 6, 1996
99.5	The Company's 1999 Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.5 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999
99.6	The Company's 2000 Employee Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.6 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2000
99.7	The Company's 2000 Executive Officer Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.7 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2000
99.8	The Company's 2001 Stock Option Plan	Incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 2001 annual meeting of shareholders filed April 30, 2001

99.9	The Company's 2001 Executive Officer Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.9 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001
99.10	The Company's 2001 Nonqualified Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.10 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001
99.11	The Company's 2002 Stock Option Plan	Incorporated herein by reference to Exhibit A to the Company's definitive proxy statement for its 2002 annual meeting of shareholders filed April 29, 2002
99.12	The Company's 2002 Nonqualified Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.11 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002
99.13	The Company's 2003 Stock Incentive Plan	Incorporated herein by reference to Exhibit A to the Company's definitive proxy statement for its 2003 annual meeting of shareholders filed April 17, 2003
99.14	The Company's 401(k) Make-Up Plan – 2005	Incorporated herein by reference to Exhibit 10.1.15.1 to the Company's annual report on Form 10-K for the year ended December 31, 2004
99.15	Lockup Agreement dated December 8, 2005 between Tom L. Ward and the Underwriters listed therein.	Filed herewith.
99.16	Resignation Agreement dated February 10, 2005 between Tom L. Ward and Chesapeake Energy Corporation.	Incorporated herein by reference to Exhibit 10.2.8 to the Company’s current report on Form 8-K dated February 15, 2006.

EXHIBIT 99.15

December 8, 2005

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, OK 73118

UBS Securities LLC

Lehman Brothers Inc.

Banc of America Securities LLC

Credit Suisse First Boston LLC

Raymond James & Associates, Inc.

As representatives of the Purchasers

c/o	UBS Securities LLC

299 Park Avenue

New York, NY 10171-0026

Dear Sirs:

As an inducement to the several Underwriters to execute the Underwriting Agreement dated the date hereof between the Company (as defined below) and the Underwriters listed therein, pursuant to which an offering will be made that is intended to result in an orderly market for the Common Stock, par value $0.01 per share (the “Common Stock”) of Chesapeake Energy Corporation, and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that from the date hereof through and including the date that is 90 days after the date set forth on the final prospectus supplement used to sell the Common Stock (the “Offering Date”) pursuant to the Underwriting Agreement, the undersigned will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS Securities LLC. In addition, the undersigned agrees that, without the prior written consent of UBS Securities LLC, it will not, during the period commencing on the date hereof and ending 90 days after the Offering Date, make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock.

Any Common Stock received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Common Stock acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Common Stock to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Common Stock if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Offering Date shall not have occurred on or before the date that is 60 days after the date of this Agreement.

Very truly yours,
By:	/s/ Tom L. Ward
TOM L. WARD